As filed with the Securities and Exchange Commission on May 9, 2014

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1

UNDER THE INVESTMENT COMPANY ACT OF 1940

The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of New York and the stated of New York on the 6th day of May, 2014.

VALUE LINE FUNDS INVESTMENT TRUST

/s/ Mitchell E. Appel
By: Mitchell E. Appel
Title: President and Chief Executive Officer

Attest:

Attest:	/s/ Emily Washington
Emily Washington
Secretary